

September 27, 2023

Sean Hsieh
Chief Executive Officer
Concreit Series LLC
1201 3rd Ave., Suite 2200
Seattle, WA 98101

>   **Re: Concreit Series LLC**
>   **Amendment No. 1 to Offering Statement on Form 1-A**
>   **Filed September 13, 2023**
>   **File No. 024-12321**

Dear Sean Hsieh:

   We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 7, 2023 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed September 13, 2023

General

1.   We note your response to comment 1 and reissue in part. Please revise your disclosure on the prospectus cover page and elsewhere that the "offer and sale of Membership Interests for each Series shall be made pursuant to a supplement to this Offering Circular, which shall provide information relating to the Series Property such as the description and specifications of the Series Property, the acquisition price, and other relevant terms of the purchase of the Series Property (the "Series Supplement")." Disclose that you will file an offering statement or post qualification amendment, as applicable, to register each separate Series being offered and provide disclosure about each Property relating to a Series being offered, including financial information.

2.   We note your response to comment 1 and your disclosure that the acquisition of the property at 7260 Scotlyn Way White House, TN was finalized by Concreit on April 24, 2023 and that it was exclusively funded by cash contributions from the Manager. Please tell us how you determined audited financial statements of the Series and historical audited financial statements of the underlying property were not required in the filing. Include within your response and revise your disclosure to explain whether the property was purchased by the Manager or its affiliate to be sold to the Series at a later date or purchased directly by the Series. Further, we note the company's disclosure in the filing that states that the property is new construction with no rental history. If the property was purchased by the Manager, tell us, and disclose if the Manager is currently renting out the property.

Please contact Kibum Park at 202-551-6836 or Brigitte Lippmann at 202-551-3713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Saher Hamideh, Esq.